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                                                                    Exhibit 23.1


Independent Auditors' Consent



We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-85999 of Next Level Communications, Inc. on Form S-1 of our reports dated October 15, 1999 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to additional funding requirements) relating to the financial statements of Next Level Communications L.P. and August 25, 1999 (November 9, 1999 as to Notes 2 and 3), relating to the balance sheet of Next Level Communications, Inc. appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.



/s/Deloitte & Touche LLP




Deloitte & Touche LLP
San Francisco, California
November 9, 1999